Exhibit 99.2(a)(i)

CERTIFICATE OF TRUST

OF

THL CREDIT SENIOR LOAN 2024 TERM FUND

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (Title 12 of the Delaware Code, Section 3801 et seq.) and sets forth the following:

FIRST:  The name of the statutory trust is THL Credit Senior Loan 2024 Term Fund (the “Trust”).

SECOND:  The business address of the Registered Agent and Registered Office of the Trust is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, State of Delaware 19801.  The name of the Registered Agent of the Trust for service of process at such location is The Corporation Trust Company:

THIRD:  This Certificate of Trust shall be effective immediately upon filing in the Office of the Secretary of State of the State of Delaware.

FOURTH:  The Trust intends to become a registered investment company under the Investment Company Act of 1940, as amended, within 180 days following the first issuance of its beneficial interests.

FIFTH:  The trustees of the Trust, as set forth in its governing instrument, reserve the right to amend, alter, change, or repeal any provisions contained in this Certificate of Trust, in the manner now or hereafter prescribed by statute.

IN WITNESS WHEREOF, the undersigned, being the sole initial trustee of the Trust, has duly executed this Certificate of Trust as of this 21st day of February, 2017.

By:	/s/ Steven A. Baffico
Steven A. Baffico, as Trustee and not individually

100 Wall Street, 11th Floor

New York, NY 10005